SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

BURLINGTON NORTHERN SANTA FE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

12189T 10 4 (CUSIP Number)

April 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 12189T 10 4	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

39,027,430 shares of Common Stock
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

39,027,430 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,027,430 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.0%
12	TYPE OF REPORTING PERSON*

IN

CUSIP No. 12189T 10 4	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

39,027,430 shares of Common Stock
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

39,027,430 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,027,430 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.0%
12	TYPE OF REPORTING PERSON*

HC, CO

CUSIP No. 12189T 10 4	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

39,027,430 shares of Common Stock
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

39,027,430 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,027,430 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.0%
12	TYPE OF REPORTING PERSON*

HC, CO

CUSIP No. 12189T 10 4	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

14,404,930 shares of Common Stock
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

14,404,930 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,404,930 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.0%
12	TYPE OF REPORTING PERSON*

IC, CO

CUSIP No. 12189T 10 4	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON National Fire & Marine Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

1,322,100 shares of Common Stock
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

1,322,100 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,322,100 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.4%
12	TYPE OF REPORTING PERSON*

IC, CO

CUSIP No. 12189T 10 4	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Columbia Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

23,300,400 shares of Common Stock
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

23,300,400 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,300,400 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.5%
12	TYPE OF REPORTING PERSON*

IC, CO

Page 8 of 12 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer

Burlington Northern Santa Fe Corporation

	(b)	Address of Issuer’s Principal Executive Offices

2650 Lou Menk Drive, Fort Worth, TX 76131

Item 2	(a).	Name of Person Filing:

Item 2	(b).	Address of Principal Business Office:

Item 2	(c).	Citizenship:

Warren E. Buffett 1440 Kiewit Plaza Omaha, Nebraska 68131 United States Citizen

Berkshire Hathaway Inc. 1440 Kiewit Plaza Omaha, Nebraska 68131 Delaware corporation

OBH, Inc. 1440 Kiewit Plaza Omaha, Nebraska 68131 Delaware corporation

National Indemnity Company 3024 Harney Street Omaha, Nebraska 68131 Nebraska corporation

National Fire & Marine Insurance Company 3024 Harney Street Omaha, Nebraska 68131 Nebraska corporation

Columbia Insurance Company 3024 Harney Street Omaha, Nebraska 68131 Nebraska corporation

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

12189T 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc. and OBH, Inc., are each a Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G).

National Indemnity Company, National Fire & Marine Insurance Company and Columbia Insurance Company are each an Insurance Company as defined in section 3(a)(19) of the Act.

Page 9 of 12 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned:

See the Cover Pages for each of the Reporting Persons.

(b)	Percent of Class:

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of May, 2007

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC., and OBH, INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board of each of the above-named corporations

NATIONAL INDEMNITY COMPANY, NATIONAL FIRE AND MARINE INSURANCE COMPANY AND COLUMBIA INSURANCE COMPANY.

By:	/s/ Warren E. Buffett
Warren E. Buffett Attorney-in-Fact

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

OBH, Inc.

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

National Fire & Marine Insurance Company

Columbia Insurance Company

Note:     No Common Stock of Burlington Northern is held directly by Berkshire Hathaway Inc. or OBH, Inc. Other than the indirect holdings of Berkshire Hathaway Inc., no Common Stock of Burlington Northern is held directly or indirectly by Warren E. Buffett, an individual who may be deemed to control Berkshire Hathaway Inc.

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Burlington Northern Santa Fe Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: May 9, 2007	/s/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: May 9, 2007	/s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board

OBH, Inc.

Dated: May 9, 2007	/s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board

National Indemnity Company

Dated: May 9, 2007	/s/ Marc D. Hamburg
By: Marc D. Hamburg
Title: Chairman of the Board

National Fire & Marine Insurance Company

Dated: May 9, 2007	/s/ Marc D. Hamburg
By: Marc D. Hamburg
Title: Chairman of the Board

Columbia Insurance Company

Dated: May 9, 2007	/s/ Marc D. Hamburg
By: Marc D. Hamburg
Title: Chairman of the Board